Exhibit (a)(5)(D)
For immediate release:
March 27, 2008

Shreya Jani (media)
212-733-4889

Jennifer Davis (investors)
212-733-0717
Pfizer Clears U.S. Antitrust Review for Acquisition
of All Outstanding Shares of Encysive Pharmaceuticals Inc.
NEW YORK, NY, March 27, 2008 — Pfizer Inc. (NYSE:PFE) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) has expired in connection with the tender offer by its wholly-owned subsidiary, Explorer Acquisition Corp., to purchase all of the outstanding shares of common stock of Encysive Pharmaceuticals Inc. (NASDAQ: ENCY) at a purchase price of $2.35 per share, net to the seller in cash, without interest thereon and less any required withholding taxes.
Expiration of the waiting period under the HSR Act satisfies one of the conditions necessary for the consummation of the tender offer. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 31, 2008, unless extended in accordance with the procedures described in the offer to purchase. The tender offer remains conditioned upon the other closing conditions described in the offer to purchase.
Additional Information
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement and related materials. The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) filed by Pfizer with the Securities and Exchange Commission (the “SEC”) and the solicitation/recommendation statement filed by Encysive with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer.
The offer to purchase and related materials as well as the solicitation/recommendation statement may be obtained by Encysive stockholders at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (800) 546-8249, and may also be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.
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     DISCLOSURE NOTICE: The information contained in this press release is as of March 27, 2008. Except as required by law, Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. Some statements in this release may constitute forward-looking statements. Pfizer cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the tender offer may not be completed or the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in its subsequently filed reports on Forms 10-Q and 8-K.